

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 16, 2009

Mr. Scott D. Peters
Chief Executive Officer, President and Chairman
Healthcare Trust of America, Inc.
The Promenade, Suite 440
16427 North Scottsdale Road
Scottsdale, AZ 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Post-Effective Amendment No. 13 to Registration Statement on Form S-11**
> **Filed September 30, 2009**
> **File No. 333-133652**

Dear Mr. Peters:

We have conducted only a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Base Prospectus</u>

<u>Compensation to Former Advisor, page 16</u>

1. Please revise your disclosure in the summary section and in more detail on page 91 to describe how the acquisition fees payable to your former advisor or one of its affiliates will be calculated. Please also describe the "certain conditions" upon which those fees are contingent.

2. Please also name the affiliate to whom the fees may be payable.

<u>Right of First Opportunity, page 16</u>

3.  Please disclose the fees, if any, that are payable by you to GERI for providing you the right of first opportunity.

<u>Compensation to Service Provider, page 17</u>

4.  Please revise your disclosure in the summary section and in more detail on page 92 to describe the "certain stockholder return thresholds" that will trigger payments to ARC II.

<u>Supplement No. 1</u>

<u>Recent Acquisition of Greenville Hospital System Portfolio, page 3</u>

5.  Please expand your disclosure of the GHS portfolio to disclose average rents and information regarding the yield on the acquisition.

*       *       *       *       *

As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.  Please contact me at (202) 551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc:    Jason W. Goode
       Alston & Bird LLP
       1201 West Peachtree Street
       Atlanta, Georgia 30309